

Mail Stop 7010

March 23, 2009

Stanislav A. Ploschenko
Chief Financial Officer
Mechel OAO
Krasnoarmeyskaya Street 1
Moscow 125993, Russia Federation

> **Re: Mechel OAO**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **File No. 1-32328**

Dear Mr. Ploschenko:

We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2007

Liquidity and Capital Resources, page 138

1. We note your response to prior comment 13. Given the current global credit environment, unless you believe that non-compliance with your debt covenants is remote, please provide a quantitative analysis in future filings of your required and actual financial ratios for each significant debt covenant during the periods presented and address the potential risks and consequences of non-compliance.

Critical Accounting Policies and Estimates, page 147

2.   We note your response to prior comment 15. We understand the complexities involved in and the multiple locations of your operations impact the varying factors, assumptions, and rates underlying your critical accounting estimates. However, Section 5 of Release No 33-8380 indicates the purpose of these required disclosures is to address the implications of uncertainties associated with the methods, assumptions and estimates underlying the company's critical accounting measurements. Based on the nature and materiality of your designated critical accounting policies, in addition to your proposed enhanced narrative discussion, please also provide quantification of the most significant underlying estimates and assumptions related to each critical accounting policy and a sensitivity analysis showing the impact of changes in those estimates and assumptions.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Bret Johnson at (202) 551-3753 or Anne McConnell at (202) 551-3709 if you have questions regarding our comments on the financial statements and related matters. You may contact George K. Schuler at (202) 551-3718 for any engineering related comments. Please contact Errol Sanderson at (202) 551-3746 or Pamela Long at (202) 551-7218 with any other questions.

                                                Sincerely,

                                                John Cash
                                                Accounting Branch Chief